SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, DC 20549



                        FORM 6-K



                P&O PRINCESS CRUISES PLC



            REPORT OF FOREIGN PRIVATE ISSUER
        PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                    For the month of
                     December 2002


                     Not Applicable
     (Translation of registrant's name into English)

          77 New Oxford Street, London WC1A 1PP
        (Address of principal executive offices)

 Indicate by check mark whether the registrant files or
                will file annual reports
          under cover of Form 20-F or Form 40-F

              Form 20-F X    Form 40-F ___

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission
    pursuant to Rule 12g3 - 2(b) under the Securities
                  Exchange Act of 1934

                  Yes  ____       No  X

   If "Yes" is marked, indicate below the file number
     assigned to the registrant in connection with
                  Rule 12g3 - 2(b) 82 -




                                                                    FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

                                           Date of disclosure...19 December 2002

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ......18 December 2002....


Dealing in ..P&O Princess Cruises plc......................(name of company)


(1)     Class of securities (eg ordinary shares) ......Ordinary Shares..........

(2)     Amount bought          Amount sold                       Price per unit

                               11,366,415                        445p per share



(3)     Resultant total of the same class owned or controlled
     (and percentage of class) .........See attached.................. ( %)

(4)     Party making disclosure ......Deutsche Seereederei GmbH..

(5)     EITHER     (a)     Name of purchaser/vendor (Note 1) ...Commerzbank AG..

     OR     (b)     If dealing for discretionary client(s), name of fund
                    management organisation


(6)     Reason for disclosure (Note 2)

     (a)     associate of     (i)     offeror (Note 3) NO

                             (ii)     offeree company  YES

     Specify which category or categories of associate (1-8 overleaf) ...(3)....


     If category (8), explain ................................................

     .........................................................................
.....................................................


     (b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES/NO

Signed, for and on behalf of the party named in (4) above .....................

(Also print name of signatory) .Manfred Schroder...... ................

Telephone and extension number ............... 0049 381 458 4060................

                     ______________________________________


        Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

        Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

        Note 3.     Specify which offeror if there is more than one.

        Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

        Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

        Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No:
020 7638 0129. E-mail:monitoring@disclosure.org.uk


DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:-


    (1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

    (2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in
    (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

    (3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

    (4) the pension funds of an offeror, the offeree company or any company covered in (1);

    (5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

    (6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

    (7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).


 8. Other.


Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.


Notes


    * References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

         References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

    #     The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

P&O Princess Cruises plc ("P&O Princess")

Director's Interests in Shares


On 19 December 2002, P&O Princess was notified by Horst Rahe, a director of P&O Princess, that Deutsche Seereederei GmbH ("DS"), a company wholly-owned by Mr Rahe and his family, entered into a share sale agreement (the "Agreement") with Commerzbank AG ("Commerzbank") on 18 December 2002 for German tax-planning purposes. The Agreement is in respect of the 11,366,415 ordinary shares of P&O Princess owned by DS (the "Shares") which comprise 1.64% of the total of, and the whole of Mr Rahe's interest in, the issued share capital of P&O Princess. It will result in DS disposing of its interest in the Shares on 23 June 2003, or earlier if it so elects, but until then, through DS, Mr Rahe retains full economic interest in the Shares.

Under the Agreement, on 18 December 2002, DS transferred the Shares to Commerzbank for GBP50,580,547 (GBP4.45 per share). At the same time, DS entered into a total return swap agreement with Commerzbank under which the Shares will be valued on 23 June 2003 or earlier, if DS so elects (the "Valuation Date"). To the extent that the valuation of the Shares on the Valuation Date (the "Final Price") exceeds GBP4.478 per share (the "Initial Price"), Commerzbank will pay the difference to DS. Conversely, if the Final Price is less than the Initial Price, DS will pay the difference to Commerzbank. Any dividends receivable in respect of the Shares prior to the Valuation Date will be for the benefit of DS.

In the event that the Board of P&O Princess convenes an Extraordinary General Meeting ("EGM") and recommends shareholders to vote in favour of the proposed dual listed company transaction with Carnival Corporation, the Valuation Date will not be earlier than the EGM. Furthermore, Commerzbank has irrevocably agreed with P&O Princess that at the EGM it will exercise the votes attaching to the Shares it then holds in accordance with the Board's recommendation to shareholders.

P&O Princess was also notified that DS, in a related transaction on 18 December 2002, assigned its right to receive deferred consideration from P&O Princess Cruises International Limited ("POPCIL"), in respect of the purchase by POPCIL of Aida Cruises Limited pursuant to a sale and purchase agreement dated 25 September 2000, to Paradies Touristik AG ("PT"). PT is a Swiss company also wholly-owned by Mr Rahe and his family.

Commerzbank advised DS on the financial aspects of the Agreement.



                        SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                P&O PRINCESS CRUISES PLC

Date:  December 19, 2002             By:  /s/  Simon Pearce

                                     Name: Simon Pearce
                                     Title: Company Secretary